Exhibit 3.1

AMENDMENT NO. 1
TO
AMENDED AND RESTATED BYLAWS
OF
ROYAL GOLD, INC.

Article III, Section 2, of the Amended and Restated Bylaws of Royal Gold, Inc., a Delaware corporation, is amended and restated in its entirety to read:

"Section 2. Number, Tenure and Qualifications. The board of directors of the Corporation shall consist of such number of directors as may be determined from time to time by the board, but such number shall not be less than three nor more than nine. Directors shall be divided into three classes and elected as provided in Article Seventh of the certificate of incorporation at each annual meeting of stockholders, except as provided in Section 3 of this Article. Each director shall hold office until his successor shall have been elected and qualified or until his earlier death, resignation or removal. Directors need not be residents of Delaware or stockholders of the Corporation. Directors shall be removable in the manner provided by the statutes of Delaware."